March 17, 2009

Via EDGAR

Ms. Cicely LaMothe
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:        Anthracite Capital, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2007
Filed on 3/12/2008
File No. 001-13937

Dear Ms. LaMothe:

Set forth below are the Company’s responses to the comments raised in the letter dated March 6, 2009 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Form 10-K (“Form 10-K”) for the year ended December 31, 2007.  For reference purposes, the Staff’s comments have been reproduced in this letter with the responses thereto immediately below.  We appreciate the time and effort that the Staff has devoted to reviewing our disclosures.

Form 10-K for the year ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Interest Margin and Net Interest Spread from the Portfolio, page 58

1.
We have reviewed the proposed disclosure in response to comment 1 and note the references that your non-GAAP measures better reflect the Company’s economic exposure and are a better indicator of the Company’s financial performance.  Please revise your disclosure to remove language implying the non-GAAP presentation is a better indicator than amounts calculated under generally accepted accounting principles.  In addition, please expand your disclosure to clarify how these measures reflect your “true economic exposure” and explain the usefulness of a measure that excludes recurring items.  Reference is made to Question 8 of the Commission’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

40 East 52nd Street
New York, NY 10022
Tel 212.810.5300

Response:

The Company’s management reviews and evaluates the Company’s operating performance net of interest income and expense related to a consolidated variable interest entity (“VIE”).  By netting the income and expense of the VIE, the Company can view the results of the VIE as a fixed income security similar to other fixed income securities it owns that are not VIEs. The Company believes that adjusting interest income and interest expense to exclude the gross-up effect of the consolidation of VIEs enables the Company  to evaluate net interest margin and net interest spread from its portfolio in a manner consistent with its decision making process. The Company consolidates one VIE as it owns 100% of the entity’s equity.  The debt holders of the consolidated VIE have recourse solely to the net assets of the consolidated VIE rather than recourse to Anthracite’s other net assets.  The Company’s shareholders will not benefit from the gross interest income earned by the VIE. Additionally, the VIE’s consolidated expenses do not represent the gross expenses that will be absorbed by the Company’s shareholders.  As a result, management reviews and evaluates the Company’s operating performance net of consolidated VIE amounts and believes that this information may be useful to investors. Interest income and expense related to the VIE are recurring items in the Company’s consolidated statement of operations.

Question 8 of the Commission’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states: “The determination of whether it is acceptable to present a Non-GAAP financial measure that eliminates a recurring item from the most directly comparable GAAP financial measure will depend on the facts and circumstances. Such measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period.” In addition, the SEC has indicated that providing Non-GAAP disclosures without addressing management’s view as to why the Non-GAAP financial measure provides useful information to investors is misleading.

As discussed above, Management believes that disclosure of Non-GAAP information may be useful to investors because even though the interest amounts related to the consolidated VIE are recurring items, they will not have a financial impact on the Company’s shareholders’ returns/losses. The Company will include additional disclosures (as provided below) in future filings explaining Management’s rationale as to why the Non-GAAP disclosure may be useful to investors.

The Company also historically has excluded interest related to hedge ineffectiveness when evaluating operating performance in its Non-GAAP disclosures.  The Company has observed that these amounts were immaterial in fiscal 2008 and for each of the prior two fiscal years and, accordingly, Non-GAAP information will not be adjusted in 2008 and prior periods for the effects of hedge ineffectiveness.

The Company will change the language contained in the 2007 Form 10-K in our future filings which states that management believes that interest ratios excluding the effects of hedge ineffectiveness and the consolidation of a VIE pursuant to FIN 46R  are better indicators for both management and investors of the Company’s financial performance over time.

In accordance with Item 10(e) of Regulation S-K, the Company will include the following proposed language in future filings.

40 East 52nd Street
New York, NY 10022
Tel 212.810.5300

“The following chart sets forth the interest income, interest expense, net interest margin, average yield, cost of funds and net interest spread for the Company's portfolio, on both an “As reported” basis and a “Non-GAAP” basis. The column titled “2007 (As reported)” reflects the amounts and ratios based on interest income and interest expense reported on the Company’s financial statements prepared in accordance with GAAP. The column titled “2007 (Non-GAAP)” reflects amounts and ratios based on interest income and interest expense adjusted to exclude income and expense related to the gross-up effect of the consolidation of a variable interest entity that includes commercial mortgage loan pools. The Company consolidates this VIE as it owns 100% of the entity’s equity.  The debt holders of the consolidated VIE have recourse solely to the net assets of the consolidated VIE rather than recourse to Anthracite’s other net assets.   The Company’s shareholders will not benefit from the gross interest income earned by the VIE. Additionally, the VIE’s consolidated expenses do not represent the gross expenses that will be absorbed by the Company’s shareholders.  As a result, management reviews and evaluates the Company’s operating performance net of consolidated VIE amounts (“Non-GAAP”) and believes that this information may be useful to investors.”

	2007 (As reported)	2007* (Non-GAAP)	Variance

Interest income	$326,436	$276,909	$(49,527)
Interest expense	$241,000	$190,985	$(50,015)
Net interest income ratios:
Net interest margin	1.8%	2.5%	.7%
Average yield	7.0%	8.1%	1.1%
Cost of funds	5.6%	6.2%	.6%
Net interest spread	1.4%	1.9%	.5%
Ratios including income from equity investments:
Net interest margin	2.4%	3.3%	.9%
Average yield	7.4%	8.6%	1.2%
Cost of funds	5.6%	6.2%	.6%

*           Adjusted to exclude income and expense related to the gross-up effect of the consolidation of a variable interest entity that includes commercial mortgage loan pools.

40 East 52nd Street
New York, NY 10022
Tel 212.810.5300

Financial Statements and Notes

Note 6 - Commercial Mortgage Loans, page 100

2.
In your response to comment 2, it appears that you have applied certain aspects of SFAS 5 but at the individual loan level.  Although we note your representation that each loan has unique characteristics, we remain unclear how applying an individual approach allows you to assess potential risks in your overall portfolio.  In circumstances where there are no losses that can be identified to one or more specific loans, this methodology does not appear to address the need for a general reserve.  Please advise.  Reference is made to Question 10 in EITF D-80.

Response:

After performing an analysis of each loan at December 31, 2007 in accordance with paragraph 8 of Statement of Financial Accounting Standards No. 114 (“SFAS 114”), the Company evaluated its loans for impairment under the guidance in SFAS 5, EITF Topic D-80 and SAB 102 and determined that a general reserve was not required.

In considering the need for a general reserve as of December 31, 2007, the Company considered the economic environment as of December 31, 2007 in making an assessment of whether a general reserve was appropriate at such date. At December 31, 2007, the commercial real estate market as a whole continued to exhibit positive performance and the Company’s borrowers continued to make timely payments of both principal and interest. The Company evaluated the broader commercial real estate market at December 31, 2007 and as part of that analysis considered the delinquency rates throughout 2007 for commercial real estate first mortgage loans (“A Notes”) representing the collateral for commercial mortgage backed securities (“CMBS”). The table below lists the delinquency rates by quarter for 2007 and 2008 for commercial real estate loans that were securitized into CMBS as reported in Barclays Capital Conduit Guide (“the Guide”).The Guide shows delinquency rates for first mortgages (“A Notes”) on commercial real estate loans originated in the United States.

Period	Delinquencies
1Q07	0.23%
2Q07	0.29%
3Q07	0.27%
4Q07	0.35%
1Q08	0.34%
2Q08	0.33%
3Q08	0.66%
4Q08	1.20%

The depth and detail of data in non-US markets is substantially less than in the United States and as a result, the Company does not have similar information for non-US commercial real estate loans.  However, the global economy is responding to the current market disruptions in a correlated manner with commercial real estate being no exception.  The presentation of the delinquency data was intended to be a proxy for  commercial real estate and importantly, the timing of the decline in the real estate market , specifically in fourth quarter 2008. This decline led to our decision that a general reserve was appropriate.

40 East 52nd Street
New York, NY 10022
Tel 212.810.5300

The Company’s loan portfolio consists of loans that are subordinated to A Notes.   However, the delinquency table was utilized by the Company as an indicator of the broader commercial real estate market because delinquencies that affect A Notes, also impact the more subordinate loans owned by the Company. Given that the delinquency rates continued to be at levels that the Company believed were low and the market as a whole exhibited positive performance, the Company concluded that credit losses in the Company’s loan portfolio were not probable at December 31, 2007.

The Company used credit performance statistics of CMBS as an indicator of broad credit trends in the commercial real estate sector.  The loans monitored in this index are first mortgages on commercial properties throughout the United States. They are originated by a wide variety of banks and generally conform to standardized underwriting assumptions.  They are geographically diverse and represent mortgage interests on multifamily, office, retail, lodging, industrial and other commercial properties.  This index does not include mortgages on single family homes or land.

The Company believes this universe is a good cross section of the commercial real estate credit market and that the credit performance of these loans is an accurate indicator of broader credit trends.  During the present decade, the delinquency rates of these mortgages have been very low by historical standards.  Much of the data from this period shows delinquency rates of less than 50 basis points.  During this same time period the Company’s portfolio was geographically diverse and secured by the same basic commercial real estate sectors indicated above.  The credit performance of the Company’s loans reflected that of the CMBS market (i.e., very low delinquency and loss experience).  The Company monitors the performance of the CMBS index on a quarterly basis.

The Company’s analysis, which is consistent with SFAS 5, paragraph 23 considered the Company’s experience, information about the ability of individual debtors to pay, and the value of the receivables in light of the current economic environment as well as guidance contained in EITF Topic D-80, question 10.  After evaluating each of the loans specifically under the guidance in paragraph 8 of SFAS 114 the Company also evaluated the loan portfolio as a whole and the Company determined that no probable losses had been incurred at December 31, 2007 that warranted recognition of a SFAS 5 general reserve.

If the Company applied the same unallocated reserve calculation that it deemed necessary in the fourth quarter of 2008 (as more fully described in our response to Question 3) to the Company’s loan portfolio as of December 31, 2007 and each of the three quarters in the period ended September 30, 2008, the amount that would have been calculated as a general reserve would have been immaterial to the Company’s financial statements.

3.
We also noted in your NT 10-K that you are still performing a detailed credit analysis of your loan portfolio.  Please advise if you are applying the same methodology used for fiscal year end 12/31/07 and the quarterly periods in fiscal year 2008.  If not, please highlight any differences.

40 East 52nd Street
New York, NY 10022
Tel 212.810.5300

During the quarterly periods in 2008, similar to fiscal year ended December 31, 2007, the Company continued to perform a detailed analysis of each loan in accordance with paragraph 8 of Statement of Financial Accounting Standards No.114 (“SFAS 114”) by assessing whether “it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement”.

During the first quarter of 2008, the Company recorded a specific loan loss reserve for a loan that was collateralized by commercial real estate land for $25,190 in accordance with the guidance in paragraph 8 of SFAS 114. The property represented one of largest residential land purchases in United States to be developed into single family residential housing.  The property is unique to the Company’s holdings because the Company invests primarily in commercial properties.

In accordance with that same guidance, during the third quarter of 2008 the Company recorded a total of $18,752 for specific loan loss reserves related to two commercial real estate loans.  One property, based in New York City, suffered from higher than expected operating costs (particularly energy costs and additional property taxes) that were born by the owner.  The second property was an office building in the Netherlands that suffered from mismanagement.

The Company concluded that a general reserve was not required during the first three quarters of 2008 as the fundamentals of the commercial real estate industry remained strong through the third quarter of 2008 as evidenced by delinquency rates reported in the Guide that were below 1% for the period from January 1, 2007 through September 30, 2008. This was viewed by the Company as evidence of a strong commercial real estate market coupled with the fact that the Company’s borrowers continued to make timely payments of both principal and interest. The Company believes that the factors contributing to the specific loan losses in the first and third quarters of 2008 were specific to those loans only and not indicative of broader trends.

Due to the decline in the commercial real estate market in the fourth quarter of 2008 and the general market sentiment for 2009 and beyond following the failure of Lehman Brothers, the Company believed that there were probable losses in the portfolio and that a general reserve under the guidance in SFAS 5 was deemed necessary.  As a result of such conclusion, the Company performed a general reserve calculation using a formula-based method starting in the fourth quarter of 2008. The formula-based general reserve is calculated by estimating losses based on the probability of default using historical default trends in the commercial real estate market and the Company’s judgment concerning those trends. The severity of the loss (i.e. the amount of the loan that will not be recovered after foreclose/workout strategies have been implemented) is based on several factors including historical trends in the commercial real estate industry, the estimated decline in the market value of the underlying collateral, the number of years to maturity of the loan and the Company’s position in the capital structure of the entity that owns the underlying collateral (i.e. the Company estimates mezzanine loans will suffer a greater loss than B notes given mezzanine positions are subordinated to B Notes in a commercial real estate capital structure). The Company’s general reserve calculation excludes loans that have been fully or partially provisioned for in the specific allowance.

The table below (as included in the response to Question 2) lists the delinquency rates by quarter for 2007 and 2008 for commercial real estate loans that were securitized into CMBS as reported in the Guide. The Guide shows delinquency rates for first mortgages (“A Notes”) on commercial real estate loans originated in the United States.  As shown in the table, delinquency rates have been in a low and consistent range through the second quarter of 2008, with an upward trend beginning in the third quarter of 2008. It should be noted that delinquency rates below 1% are historically unusual, so the January 1, 2007 to September 30, 2008 period is evidence of a strong commercial real estate market. However, by the fourth quarter of 2008, the global recession began to negatively impact all facets of the economy, including commercial real estate and delinquencies spiked sharply.

40 East 52nd Street
New York, NY 10022
Tel 212.810.5300

Period	Delinquencies
1Q07	0.23%
2Q07	0.29%
3Q07	0.27%
4Q07	0.35%
1Q08	0.34%
2Q08	0.33%
3Q08	0.66%
4Q08	1.20%

Consistent with the substantial deterioration in the broad economic environment, the CMBS market during the fourth quarter of 2008 saw delinquency rates almost double (as illustrated in the table above), to above 1%. The aforementioned decline in the overall commercial real estate market as well as the very significant market disruption and widespread weakness in the capital markets following the failure of Lehman Brothers caused the Company to determine that a general reserve was necessary and to establish a process for calculating such general reserve.

 As a result of the significant deterioration in the commercial real estate market that occurred in the fourth quarter of 2008 and the outlook for the commercial real estate markets into 2009 and beyond, the Company recorded specific reserves, in accordance with the guidance in paragraph 8 of SFAS 114, of $100,953 related to seven loans and a general reserve of $22,291 based on the aforementioned formula-based methodology.

The Company will make the following disclosures in the footnotes of the Company’s financial statements as of and for the year ended December 31, 2008 on Form 10-K and for all future Form 10-K filings:

Footnote – Organization and Significant Accounting Policies, Allowance for Loan Losses

The Company’s allowance for estimated loan losses represents its estimate of probable credit losses inherent in its commercial mortgage loan portfolio held for investment as of the date of the consolidated statement of financial condition. When determining the adequacy of the allowance for loan losses the Company considers historical and industry loss experience, economic conditions and trends, the estimated fair values of its loans, credit quality trends and other factors that it determines are relevant. Increases to the allowance for loan losses are charged to current period earnings through the provision for loan losses. The Company’s allowance for loan losses consists of two components, a loan specific component and an unallocated component. Amounts determined to be uncollectible are charged directly to the allowance for loan losses.

40 East 52nd Street
New York, NY 10022
Tel 212.810.5300

The loan specific component of the Company’s allowance for loan losses consists of individual loans that are impaired and for which the estimated allowance for loan losses is determined in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan. The Company performs an analysis of each loan in accordance with paragraph 8 of SFAS 114 by assessing whether “it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement”. The Company considers a loan to be impaired when, based on current information and events, it believes it is probable that it will be unable to collect all amounts due to it based on the contractual terms of the loan.

The unallocated component of the Company’s allowance for loan losses is determined in accordance with SFAS No. 5, Accounting for Contingencies. This component of the allowance for loan losses represents the Company’s estimate of losses inherent, but unidentified, in its portfolio as of the date of the consolidated statement of financial condition. The unallocated component of the allowance for loan losses is estimated using a formula-based method based upon a review of the Company’s loan portfolio’s risk characteristics, risk grouping of loans in the portfolio based upon estimated probability of default and severity of loss as well as consideration of general economic conditions and trends. The Company’s unallocated component excludes loans that have been fully and partially reserved for in the loan specific component. The formula-based unallocated component is developed by calculating estimated losses based on the probability of default given historical default trends in the commercial real estate market and the Company’s judgment concerning those trends and other relevant factors. The severity of the loss the Company would incur if the loan defaulted is based on several factors including historical trends in the commercial real estate industry, the estimated decline in the market value of the underlying collateral since the date of purchase and the Company’s position in the capital structure that owns the underlying collateral (e.g. the Company expects mezzanine loans to suffer a greater loss than a B note given  mezzanine positions are subordinated to B notes in a commercial real estate capital structure).

Footnote – Commercial Mortgage Loans

The Company recorded a provision for specific loan losses of $144,895 for the year ended December 31, 2008.  This provision relates to eight loans with an aggregate principal balance of $170,018 and accrued interest of $1,645.  The first is a $25,000 loan secured by land in California which required a provision totaling $25,190 (includes accrued interest of $190).  The second is a $20,500 mezzanine loan secured by a 1,802 unit apartment complex located in New York City which required a provision totaling $12,150.  The third loan is a €32,087 ($44,601) junior mezzanine loan secured by a portfolio of office buildings in the Netherlands which required a provision totaling €9,790 ($13,609).  The fourth is a $20,157 subordinate mortgage loan secured by a portfolio of apartment communities located in Houston, Texas which required a provision totaling $20,927 (includes accrued interest of $770). The fifth is a $50,334 senior mezzanine loan secured by a portfolio of apartment communities located in Phoenix, Arizona which required a provision totaling $50,955 (includes accrued interest of $621). The sixth is a $9,723 subordinate mortgage loan secured by a portfolio of apartment communities located in Austin, Texas which required a provision of $9,787 (includes accrued interest of $64). The seventh is a $23,600 subordinate mezzanine loan secured by a portfolio of apartment buildings located in San Francisco, CA which required a provision totaling $6,300. The eighth is a €22,412 ($31,154) mezzanine loan secured by a portfolio of properties located throughout Germany which required a provision totaling €4,300 ($5,977).  The loans are in various stages of resolution and due to the estimated reduction in value of the underlying collateral below the principal balance of the loans, the Company does not believe the full collectability of the loans is probable.

The Company recorded a general reserve of $21,033 for the year ended December 31, 2008 based on its formula-based method as more fully described in the allowance for loan losses.

40 East 52nd Street
New York, NY 10022
Tel 212.810.5300

Changes in the reserve for loan losses were as follows:

Reserve for loan losses, December 31, 2007	$-
Reserve for loan losses-general	21,033
Reserve for loan losses-specific (including accrued interest of $1,645)	144,895

Reserve for loan losses, December 31, 2008	$165,928

The Company will make the following disclosures in Management’s Discussion and Analysis of Financial Condition as of and for the year ended December 31, 2008 on Form 10-K and for all future Form 10-K filings:

Commercial Mortgage Loans and Loan Pools – Loan Loss Reserve

The Company recognizes impairment on loans when it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement.  The Company measures impairment (both interest and principal) based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

Allowance for Loan Losses
The Company’s allowance for estimated loan losses represents its estimate of probable credit losses inherent in its commercial mortgage loan portfolio held for investment as of the date of the consolidated statement of financial condition. When determining the adequacy of the allowance for loan losses, the Company considers historical and industry loss experience, economic conditions and trends, the estimated fair values of its loans, credit quality trends and other factors that it determines are relevant. Increases to the allowance for loan losses are charged to current period earnings through the provision for loan losses. The Company’s allowance for loan losses consists of two components, a loan specific component and an unallocated component. Amounts determined to be uncollectible are charged directly to the allowance for loan losses.

The loan specific component of the Company’s allowance for loan losses consists of individual loans that are impaired and for which the estimated allowance for loan losses is determined in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan. The Company considers a loan to be impaired when, based on current information and events, it believes it is probable that it will be unable to collect all amounts due to it based on the contractual terms of the loan.

The unallocated component of the Company’s allowance for loan losses is determined in accordance with SFAS No. 5, Accounting for Contingencies. This component of the allowance for loan losses represents the Company’s estimate of losses inherent, but unidentified, in its portfolio as of the date of the consolidated statement of financial condition. The unallocated component of the allowance for loan losses is estimated using a formula-based method based upon a review of the Company’s loan portfolio’s risk characteristics, risk grouping of loans in the portfolio based upon estimated probability of default and severity of loss as well as consideration of general economic conditions and trends. The Company’s unallocated component excludes loans that have been fully and partially reserved for in the loan specific component. The formula-based unallocated component is calculated by estimating losses based on the probability of default (“PD”) given historical default trends in the commercial real estate market and the Company’s judgment concerning those trends and other relevant factors. The severity of the loss or loss given default (“LGD”) the Company would incur if the loan defaulted is based on several factors including historical trends in the commercial real estate industry, the estimated decline in the market value of the underlying collateral since the date of purchase and the Company’s position in the capital structure that owns the underlying collateral (e.g. the Company expects mezzanine loans to suffer a greater loss than a B note given  mezzanine positions are subordinated to B notes in a commercial real estate capital structure).

40 East 52nd Street
New York, NY 10022
Tel 212.810.5300

PD is derived by the Company primarily from research based on two complementary data sets: a) defaulted CMBS loans originated from 1995 on and b) large pool of life insurance company loans that defaulted over a 30-year time frame from 1975. That research examined the PD of loans at various levels of debt service coverage ratios (DSCRs). The PD is greater for loans with less debt coverage.  The Company converts that information to a five-year horizon to better reflect the term of the portfolio. Each year’s multiple is based on the experience of both the life insurance industry and the CMBS market.  For example, the PD of a loan with a DSCR of 1.1 to 1.25 and one year to maturity would be approximately 1.8%, while the PD would increase by a multiple thereof for each additional year until maturity.

For loans with a DSCR of less than 1.0 which also have additional cash reserves available to supplement income for at least the next year, the DSCR may be increased to up to 1.0 to reflect the availability of those reserves in meeting debt service obligations.

The LGD is determined based on the average property price during each of the calendar years 2004 through 2008 compared to the prices at each valuation period. Property prices benefited from significant appreciation through fiscal 2007, which represented the peak of market prices for commercial real estate in the US, based on a repeat-sales index of transaction prices published by Moody’s Investors Service. Property prices declined throughout 2008, particularly in the fourth quarter.

Commercial real estate assets generally showed significant price appreciation for years up to late 2007. As a result, loans originated in 2007 reflect a higher LGD ratio than those originated in 2006 and prior years because of the substantial price appreciation on older loans compared to the lower collateral value to loan ratio on 2007 loans.

********

40 East 52nd Street
New York, NY 10022
Tel 212.810.5300

Please address any comments or questions with the respect to the foregoing to the undersigned at 212-810-3340.

Very truly yours,

/s/ James J. Lillis

James J. Lillis
Chief Financial Officer and Treasurer

40 East 52nd Street
New York, NY 10022
Tel 212.810.5300